Annual Report

                      REAL SILK INVESTMENTS, INCORPORATED




                            Indianapolis   Indiana




















                         Year Ended December 31, 1995





















                   REAL SILK INVESTMENTS, INCORPORATED

                             ____________________


                                   Officers

          D. R. Efroymson. . . . . . . . . . President and Treasurer
          L. M. Efroymson. . . . . . . . . . . . . . .Vice President
          M. A. Singer . . . . . . . . . . .Assistant Vice President
          J. D. Hagan. . . . . . . . . . . .Assistant Vice President
          L. A. Cox. . . . . . . . . . . . . . . . . . . . Secretary
          D. A. Link . . . . . . . . . . . . . . Assistant Secretary

                             _____________________


                                   Directors

              Daniel R. Efroymson             Herbert D. Falender
             Loralei M. Efroymson         Norman C. Kleifgen, Jr.

                              Terry W. Bowmaster
                                Mary Ann Stein
                                Samuel L. Odle


                         Transfer Agent and Registrar

                 Chemical Mellon Shareholder Services, L.L.C.
                           Pittsburgh, Pennsylvania


                            Custodian of Securities

                                NBD Bank, N. A.
                             Indianapolis, Indiana


                             Independent Auditors

                             KPMG Peat Marwick LLP
                             Indianapolis, Indiana

                             _____________________



















                         Independent Auditors' Report


The Stockholders and Board of Directors
Real Silk Investments, Incorporated:

We have audited the accompanying statement of assets and liabilities of Real Silk Investments, Incorporated, including the schedule of investments in securities, as of December 31, 1995, and the related statement of operations, the statement of changes in net assets, and the selected per share data and ratios for the year then ended. These financial statements and per share data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data and ratios based on our audit. The accompanying statement of changes in net assets of Real Silk Investments, Incorporated for the year ended December 31, 1994, and the selected per share data and ratios for each of the four years in the period then ended, were audited by other auditors whose report thereon dated January 19, 1995, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of Real Silk Investments, Incorporated at December 31, 1995, and the results of its operations, the changes in its net assets, and the selected per share data and ratios for the year then ended in conformity with generally accepted accounting principles.


























Indianapolis, Indiana
January 19, 1996
                      REAL SILK INVESTMENTS, INCORPORATED

                      Statement of Assets and Liabilities

                               December 31, 1995


                                    Assets

Investments in securities (unaffiliated issuers), at market value:
  Money market funds (cost:  $527,422)                              $    527,422
  Common shares (cost:  $10,795,206)                                  85,181,987
  U.S. government and agency securities (cost:  $8,428,425)            8,797,979
  Bonds and notes (cost:  $2,060,898)                                  2,167,133
     Total investments in securities (unaffiliated issuers)           96,674,521

Investments in securities (affiliated issuers), at market value:
  Common shares (cost:  $147,786) (note 4)                            10,425,000
     Total investments in securities                                 107,099,521

Cash                                                                      10,392
Accrued interest and dividends receivable                                391,855
Other assets                                                              9,167
Office furniture and equipment, less accumulated
  depreciation of $42,909                                                 44,719
     Total assets                                                    107,555,654

                          Liabilities

Accounts payable and accrued expenses                                     10,506
Deferred federal income tax payable on net built-in gains (note 1)    12,847,228
     Total liabilities                                                12,857,734

                           Net Assets

Equivalent to $575.03 per share based on 164,683 shares of
  $5.00 par value common stock outstanding (note 2)               $   94,697,920











                See accompanying notes to financial statements.
                      REAL SILK INVESTMENTS, INCORPORATED

                            Statement of Operations

                         Year ended December 31, 1995

Investment income:
  Dividends, including affiliated issuers of $264,000 (note 4)       $ 2,084,504
  Interest on securities from unaffiliated issuers                       800,949
       Total income                                                    2,885,453
Expenses:
  Officers' salaries                                                     100,852
  Salaries and wages                                                      27,201
  Taxes other than federal income tax                                     47,223
  Legal, auditing and other professional services                         45,377
  Custodian fees                                                           7,151
  Directors' fees                                                         10,500
  Office expense and supplies                                              4,707
  Insurance                                                                9,226
  Rent (note 7)                                                           47,446
  Pension (note 5)                                                         5,883
  Depreciation                                                             7,598
  Dues and subscriptions                                                   9,870
  Computer expense                                                         4,006
  Equipment lease                                                         15,120
  Sundry                                                                  15,130
       Total expenses                                                    357,290
       Net investment income                                           2,528,163

Net realized gain (loss) on investment securities (unaffiliated issuers):
  Proceeds from sales                                                  7,353,668
  Cost of securities sold                                              7,595,455
                                                                       (241,787)
  Capital gain distributions from other investment companies              36,060
                                                                       (205,727)
  Federal income tax (note 1)                                              3,600
       Net realized gain (loss) on investments (note 3)                (209,327)

Unrealized appreciation in value of investments:
  Beginning of year                                                   73,401,319
  End of year                                                         85,139,782
                                                                      11,738,463
  Increase in deferred federal income tax (note 1)                        29,740
       Net increase in unrealized appreciation, including an
          affiliated issuers decrease of $2,025,000 (note 4)          11,708,723
Net realized and unrealized gain (loss) on investments                11,499,396
Net increase (decrease) in net assets resulting from operations     $14,027,559

                See accompanying notes to financial statements.
                     REAL SILK INVESTMENTS, INCORPORATED

                      Statements of Changes in Net Assets

                    Years ended December 31, 1995 and 1994


                                                          1995           1994

Net investment income                               $   2,528,163      2,356,909

Net realized gain (loss) on investments                 (209,327)       (19,497)

Net increase (decrease) in unrealized appreciation     11,708,723    (4,330,247)

Net increase (decrease) in net assets resulting
    from operations                                    14,027,559    (1,992,835)

Distributions to stockholders from:
  Net investment income ($15.28 and $13.92 per
     share, respectively) (note 1)                    (2,516,356)    (2,292,387)
  Net realized gain on investments (note 1)              -                 -

Additional paid-in capital (note 1)                       -                -


Increase (decrease) in net assets                      11,511,203    (4,285,222)

Net assets at beginning of year                        83,186,717     87,471,939

Net assets at end of year (including in 1995:  undistributed net investment income of $732,338 and undistributed
  capital loss carryover of $231,425; including in 1994:
  undistributed net investment income of $720,532 and
  undistributed capital loss carryover of $22,098).  $ 94,697,920     83,186,717















                See accompanying notes to financial statements.
                      REAL SILK INVESTMENTS, INCORPORATED

                           Supplementary Information

  Selected Per Share Data for Capital Stock Outstanding Throughout Each Year
                              and Selected Ratios

                                               Year Ended December 31,
                                   1995     1994      1993      1992       1991
Per share data

Investment income             $  17.52      16.23     15.37     15.46      15.82
Less:  expenses                   2.17       1.92      1.68      1.88       1.73
  Net investment income          15.35      14.31     13.69     13.58      14.09
Net realized gain (loss) on
  investments                   (1.27)       (.12)    (.01)       .28       1.63
Net increase (decrease) in unrealized
  appreciation                   71.10     (26.29)    59.77     59.71      90.68

Net increase (decrease) in net assets
  resulting from operations      85.18     (12.10)    73.45     73.57     106.40

Distributions to stockholders from:
  Net investment income
     (note 1)                  (15.28)     (13.92)  (13.15)   (12.00)    (12.65)
  Net realized gains on investments
     (note 1)                     -           -       (.28)    (1.17)       -
Additional paid-in capital
     (note 1)                     -           -         .18       .78       -


Total increase (decrease)       69.90      (26.02)    60.20     61.18      93.75

Net assets:
  Beginning of year            505.13       531.15   470.95    409.77     316.02

  End of year                $ 575.03       505.13   531.15    470.95     409.77

Ratios

Expenses to average net assets   .41%         .36%     .33%      .44%       .46%
Net investment income to average
  net assets                    2.88%        2.71%    2.72%     3.20%      3.77%
Portfolio turnover rate         2.04%        1.07%    1.28%     4.51%      3.96%
Number of shares outstanding
  at the end of the year      164,683      164,683  164,683   164,683    164,683




          See accompanying notes to financial statements.

                      REAL SILK INVESTMENTS, INCORPORATED

                         Notes to Financial Statements

                               December 31, 1995


Note 1 - Summary of Significant Accounting Policies

The significant accounting policies of Real Silk Investments, Incorporated (the Company), which are in conformity with generally accepted accounting principles for closed-end management investment companies, are described below.

Investments

Investments in securities traded on national securities exchanges or the NASDAQ National Market are valued at the last reported sales price. Other securities traded on the over-the-counter market are valued at the closing bid prices. Bonds and notes are valued on the basis of quotations furnished by recognized trade sources. Purchases and sales of securities are recorded as of the trade dates.

Investment Income

Dividend and interest income are recorded on the accrual basis of accounting. Cash dividends from securities are recorded as income on the ex-dividend dates. Dividends for which the recipient has the choice to receive cash or stock are recognized as investment income in the amount payable in cash. Other noncash dividends are recognized as investment income at the fair market value of the property received.

Federal Income Tax

Prior to January 1, 1989, the Company was subject to federal income tax as a regular ("C") corporation. Beginning January 1, 1989, the Company qualified and elected to be taxed as a regulated investment company within the meaning of Section 851 of the Internal Revenue Code and is currently reporting tax on such basis. As a regulated investment company, the Company generally does not pay federal income tax at the corporate level on current earnings which are passed through to its stockholders. However, any net built-in gain on its assets (that is, appreciation in the value of its assets) as of the date of qualification (January 1, 1989) is subject to tax at the corporate level to the extent realized within ten years of the date of qualification.

The deferred federal income tax on built-in gains at December 31, 1995, will only be payable if and to the extent any built-in gains are realized before January 1, 1999. If realized gains before January 1, 1999 are less than the built-in gains, a tax benefit will be realized because the tax paid will be less than the amount recorded as deferred federal income tax payable.

                                                               (Continued)
                      REAL SILK INVESTMENTS, INCORPORATED

                         Notes to Financial Statements


Also, the Company is a personal holding company as defined in Section 542 of the Internal Revenue Code. As a personal holding company, the Company is subject to a special surtax on any undistributed personal holding company income. However, the Company intends to distribute all of its personal holding company income.

Distributions to Stockholders

The policy of the Company is to distribute all investment company taxable income and to retain as much tax-exempt income as possible without incurring tax at the corporate level and without jeopardizing the Company's regulated investment company status. All or most of its realized capital gains are retained.

As a regulated investment company, the Company may annually elect to treat retained capital gains as distributed to its stockholders on the last day of the year. The Company must pay a tax at the highest corporate rate on the retained gains deemed distributed. The stockholders include these capital gains in their individual income tax returns and receive a credit equal to their share of the tax paid by the Company. The difference
between the gains retained by the       Company and the tax paid by the
Company on behalf of the stockholders is added by the stockholders to the basis of their stock.

For the year ended December 31, 1995, the Company realized capital gains of $68,319 and capital losses of $274,046 resulting in a net realized capital loss of $209,327, including a built-in gains tax of $3,600 - (note 3).
This net realized capital loss is available for use until December 31, 2003.

For the year ended December 31, 1994, the Company realized capital gains of $23,662 and capital losses of $43,907 resulting in a net realized capital loss of $20,780, including a built-in gains tax of $535. This net realized capital loss is available for use until December 31, 2002.

During 1994, the Company was notified of a federal income tax credit of $1,283 pertaining to realized built-in losses for the year ended December 31, 1993. This amount reduced the capital loss carryforward from 1993 from $2,601 to $1,318. This net realized capital loss is available for use until December 31, 2001.

                                                                    (Continued)
                      REAL SILK INVESTMENTS, INCORPORATED

                         Notes to Financial Statements


Note 2 - Net Assets

The Company's net assets at December 31, 1995, were comprised of the following elements:

Common stock, $5.00 par value; 300,000 shares
  authorized, 164,683 shares issued and outstanding            $ 19,856,479
Additional paid-in capital                                        2,047,974
                                                                 21,904,453

Accumulated undistributed income:
  Undistributed net investment income                               732,338
  Undistributed net realized losses (note 1)                      (231,425)
  Unrealized gains of $85,528,256 and unrealized losses of
    $388,474, less deferred federal income tax of$12,847,228     72,292,554

Net assets at December 31, 1995                                $ 94,697,920

Note 3 - Investments

Following is a summary of securities sold during the year ended December
31, 1995:

                                     Proceeds from
                                       Sales and                  Net Gain
                                       Maturities       Cost       (Loss)

Money market funds                    $ 5,330,005     5,330,005        -
Common shares                             943,987     1,185,774   (241,787)
Bonds and notes                            91,300        91,300        -
U.S. government securities                988,376       988,376        -

  Totals                              $ 7,353,668     7,595,455   (241,787)

Capital gain distributions from
  other investment companies                                         36,060

Provision for federal income tax                                      3,600

Net realized gain (loss) on investments                         $ (209,327)

                                                                     (Continued)
                      REAL SILK INVESTMENTS, INCORPORATED

                         Notes to Financial Statements


The provision for federal income tax is computed at a rate of 35% on the built-in unrealized gains which existed at January 1, 1989 (the effective date of the Company's election to be taxed as a regulated investment company-note 1) and which were realized during the year ended December 31, 1995. Net built-in gains realized during the year ended December 31, 1995 were $10,170 for which there was a provision for federal income tax of $3,600.

The aggregate cost of securities acquired during the year ended December 31, 1995, was as follows:

Money market funds                                           $ 4,938,831
Common shares                                                    896,385
U.S. government securities                                     1,542,844
Bonds and notes                                                     -

      Total purchase of securities                           $ 7,378,060

Note 4 - Investment in Affiliated Issuer

The Company is an affiliated company, as defined in Section 2(a)(2) and 2(a)(3) of the Investment Company Act of 1940, with respect to its investment in Arnold Industries, Inc. The Company and affiliated persons owned more than five percent of the voting common stock of Arnold
Industries, Inc., at December 31, 1995.

Note 5 - Retirement Plan

Effective January 1, 1992, the Company began sponsoring a money purchase pension plan which covers all employees of the Company who have met certain service requirements. Annually, the Company must contribute to the Plan an amount equal to five percent of each participant's compensation. Pension expense was $5,883 in 1995 and $4,302 in 1994.

Note 6 - Line of Credit

The Company has an unsecured line of credit for short-term bank borrowings of up to $5 million, with interest computed at the bank's prime rate. The line of credit expires on July 1, 1996. At December 31, 1995, the entire line of credit was unused.

                                                                    (Continued)
                      REAL SILK INVESTMENTS, INCORPORATED

                         Notes to Financial Statements


Note 7 - Rent Commitment

In March 1993, the Company entered into a five-year operating lease for office space. At December 31, 1995, the future minimum rental payments required by the lease are as follows:

1996    $  48,869
1997       50,335
1998       12,676

Total   $ 111,880

Note 8 - Subsequent Event

On January 8, 1996, the Company tendered 27,600 shares of Magma Copper Company Class B common held in the Company's investment portfolio at December 31, 1995. The $28.00 cash per share received in the tender offer approximated market value as of December 31, 1995. Proceeds of $772,800 will result in a realized capital gain of $620,700. This capital gain includes a realized built-in gain of $55,050 which is taxable at the highest corporate tax rate.



                      REAL SILK INVESTMENTS, INCORPORATED

                     Schedule of Investments in Securities

                               December 31, 1995

                                     Principal                           % of
                                       Amount                            Total
                                     or Number             Industry   Investment
Description                          of Shares     Value     Totals    Portfolio

Money Market Funds (unaffiliated issuers):
 Money Market Funds                                        $ 527,422        .49%
   Fidelity Cash Reserves Fund        270,711   $ 270,711
   Woodward Money Market Fund         256,711     256,711

   Total Money Market Funds                     $ 527,422 $ 527,422         .49%

Common Shares (unaffiliated issuers):
 Automotive                                               1,044,000         .98%
   MascoTech, Inc.                     96,000   1,044,000

 Banking                                                  3,670,656        3.43%
   First Chicago NBD Corporation
     (formerly NBD Bancorp, Inc.)      92,928   3,670,656

 Building Materials                                         325,000         .30%
   Ply-Gem Industries, Inc.            20,000     325,000

 Chemicals                                                  247,500         .23%
   Sigma-Aldrich Corporation            5,000     247,500

 Diversified                                              1,710,093        1.60%
   Hanson PLC                          29,075     443,394
   TRW, Inc.                           16,000   1,240,000
   U.S. Industries, Inc.                1,453      26,699

 Diversified Manufacturing                                1,715,000        1.60%
   Manitowoc Co., Inc.                 56,000   1,715,000

 Electronics                                              2,151,900        2.01%
   Marshall Industries, Inc.           36,000   1,156,500
   Vishay Intertechnology, Inc.        31,600     995,400

 Energy and Utilities                                     3,634,359        3.39%
   Atlantic Richfield Co., Inc.        16,000   1,772,000
   Kerr-McGee Corporation              18,000   1,143,000
   Northwest Natural Gas, Inc.         15,600     514,800
   Occidental Petroleum Corp.           9,570     204,559

                                                                     (Continued)
                      REAL SILK INVESTMENTS, INCORPORATED

                     Schedule of Investments in Securities

                               December 31, 1995

                                     Principal                           % of
                                       Amount                            Total
                                     or Number             Industry   Investment
Description                          of Shares     Value    Totals     Portfolio

 Entertainment                                             5,454,000       5.09%
   Time Warner, Inc.                  144,000   5,454,000

 Environmental Services                                      856,750        .80%
   Browning-Ferris Industries, Inc.    16,000     470,000
   WMX Technologies, Inc.              13,000     386,750

 Food/Restaurants                                          4,532,764       4.23%
   Consolidated Products, Inc.         33,645     496,264
   Kroger Company, Inc.               108,000   4,036,500

 Furniture                                                1,080,000        1.01%
   Miller (Herman), Inc.               36,000   1,080,000

 Information Services                                       569,800         .53%
   Dun & Bradstreet, Inc.               8,800     569,800

 Insurance                                               14,504,104       13.54%
   American Financial Group, Inc.      33,902   1,038,249
     (formerly American Premier Group and
        American Premier Underwriters, Inc.)
   Chubb Corporation                   27,000   2,612,250
   Hartford Steam Boiler Inspection &
     Insurance Co., Inc.              186,000   9,300,000
   Ohio Casualty Corp.                 16,000     620,000
   ReliaStar Financial Corp.           21,039     933,605
     (formerly The NWNL Companies and
        USLICO Corporation)

 Machine Tools                                             945,000          .88%
   Cincinnati Milacron, Inc.           36,000     945,000

 Metals/Mining                                          21,477,729        20.06%
   Magma Copper Company, Inc. -
    Class B                            27,600     769,350
   Newmont Mining Corp.                54,916   2,491,814
   Nucor Corporation                  288,000  16,452,000
   Penn Virginia Corp.                 40,000   1,290,000
   Reynolds Metals Co., Inc.            8,344     474,565

                                                                    (Continued)
                      REAL SILK INVESTMENTS, INCORPORATED

                     Schedule of Investments in Securities

                               December 31, 1995

                                   Principal                             % of
                                     Amount                              Total
                                   or Number               Industry   Investment
Description                        of Shares     Value      Totals     Portfolio

 Mortgage Insurance                                         176,000         .17%
   CMAC Investment Corp.               4,000    176,000

 Mutual Funds                                               414,665         .39%
   Japan Fund, Inc.                   17,651    166,625
   Scudder Capital Growth Fund, Inc.  12,000    248,040

 Paper/Lumber Products                                    1,984,977        1.85%
   Boise Cascade Corp.                 6,666    229,977
   Temple-Inland, Inc.                40,000  1,755,000

 Pharmaceutical                                           6,052,125        5.65%
   Bristol-Myers Squibb Co., Inc.      4,000    343,500
   Johnson & Johnson, Inc.            48,000  4,104,000
   Lilly (Eli) & Co., Inc.             8,000    450,000
   Merck & Co., Inc.                   9,000    590,625
   Mylan Laboratories, Inc.           24,000    564,000

 Railroads                                                3,697,830        3.45%
   Norfolk Southern Corporation       18,000  1,428,750
   Union Pacific Corporation          34,380  2,269,080

 Technology                                               1,161,250        1.09%
   Hewlett-Packard Corp.               8,000    670,000
   Microsoft Corp.                     3,000    263,250
   Motorola Inc.                       4,000    228,000

 Telecommunications                                       2,312,513        2.16%
   Ameritech Corp.                     8,000    471,000
   Bell Atlantic Corp.                 4,000    267,500
   Bell South Corp.                   12,000    522,000
   GTE Corp.                           7,900    346,613
   MCI Communications Corp.           14,800    386,650
   Telefonos de Mexico S.A. ADR
     Series L                         10,000    318,750


                                                                     (Continued)
                      REAL SILK INVESTMENTS, INCORPORATED

                     Schedule of Investments in Securities

                               December 31, 1995

                                     Principal                           % of
                                       Amount                            Total
                                     or Number             Industry   Investment
Description                          of Shares     Value    Totals     Portfolio

 Textiles/Apparel                                            5,240,222     4.89%
   Guilford Mills, Inc.                13,125     267,422
   Russell Corporation                179,200   4,972,800

 Truck Trailer Manufacturing                                   223,750      .21%
   Wabash National Corporation         10,000     223,750

     Total common shares
           (unaffiliated issuers)            $ 85,181,987   $ 85,181,987  79.54%

U.S. Government and Agency Securities
   (unaffiliated issuers):
 U.S. Treasury Notes 8.500%, 4/15/97 2,000,000  2,080,320
 U.S. Treasury Notes 8.500%, 7/15/97   500,000    524,140
 U.S. Treasury Notes 7.875%, 1/15/98 1,000,000  1,050,780
 U.S. Treasury Notes 8.250%, 7/15/98   500,000    535,155
 Federal Home Loan Mtg. Corp. REMIC,
   5.75%, 2006                       1,000,000    993,120
 Federal National Mtg. Assn REMIC,
   6%, 2015                          1,000,000    993,120
 Federal National Mtg. Assn Guaranteed
   REMIC, 6.75%, 2018                1,000,000  1,012,500
 Federal Home Loan Bank Note, 7.305%,
   1996                                600,000    600,564
 Federal Home Loan Mortgage Corp.,
   6.55%, 2003                       1,000,000  1,008,280

   Total U.S. Government and Agency
   Securities (unaffiliated issuers)         $  8,797,979    $  8,797,979  8.22%

                                                                    (Continued)

                      REAL SILK INVESTMENTS, INCORPORATED

                     Schedule of Investments in Securities

                               December 31, 1995

                                     Principal                           % of
                                       Amount                            Total
                                     or Number             Industry   Investment
Description                          of Shares     Value    Totals     Portfolio

Bonds and Notes (unaffiliated issuers):
 Farmington, NM Power Rev., 13/14%,
   1996                              150,000     157,404
 Kentucky State Turnpike Auth. Res.,
   13.125%, 1997                     125,000     141,415
 Miami Cty, Ohio Econ. Dev (Winters
   National Bank), 10.75%, 2006, put option
   1996                              300,000     318,720
 New Mexico Fin., Auth Single Fam,
   11.40%, 1996                        5,000       5,009
 Ford Motor Credit Company Note,
   8.875%, 1996                      500,000     508,845
 General Motors Acceptance Corp. Note,
   8.625%, 1996                      500,000     507,055
 Household Finance Corp. Note, 7.625%,
   1999                              500,000     528,685

     Total Bonds and Notes
        (unaffiliated issuers)              $  2,167,133    $  2,167,133   2.02%

     Total investments in securities
        (unaffiliated issuers)              $ 96,674,521    $ 96,674,521  90.27%

Common shares (affiliated issuers):
 Trucking
   Arnold Industries, Inc.           600,000  10,425,000      10,425,000   9.73%

     Total investments in securities
        (affiliated issuers)                $ 10,425,000    $ 10,425,000   9.73%

     Total investments in securities        $107,099,521    $107,099,521 100.00%



                 See accompanying notes to financial statements.